UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
001-33444
(Commission File Number)

Eurand N.V.
(Translation of registrant’s name into English)
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Eurand N.V.
Index to Form 6-K

Part I Condensed Financial Information	2

Condensed Consolidated Financial Statements	2

Condensed Consolidated Balance Sheets as of June 30, 2009 (unaudited) and December 31, 2008	2

Unaudited Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2009 and 2008	4

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2009 and 2008	5

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2009 and 2008	6

Notes to Unaudited Condensed Consolidated Financial Statements	7

Operating and Financial Review and Prospects	16

Quantitative and Qualitative Disclosures About Market Risk	23

Part II Other Information	24

Risk factors	24

Submission of Matters to a Vote of Security Holders	24

PART I. CONDENSED FINANCIAL INFORMATION
Condensed Consolidated Financial Statements
EURAND N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of euros)

	June 30,	December 31,
	2009	2008
	(Unaudited)	(Note 2)
Assets

Current Assets
Cash and cash equivalents	15,318	19,146
Marketable securities	6,174	3,592
Accounts receivable, less allowance for doubtful accounts of €407 and €275, respectively	17,413	13,335
Inventories, net	15,195	13,923
Prepaid expenses and other current assets	7,112	6,093
Deferred income taxes	1,608	1,693

Total current assets	62,820	57,782

Property, plant and equipment, net of accumulated depreciation of €70,431 and €67,476, respectively	35,804	37,294
Goodwill	26,787	27,000
Other intangible assets, net of accumulated amortization of €5,075 and €4,425, respectively	7,030	7,784
Deferred income taxes	464	432
Other non current assets	3,674	3,667

Total non current assets	73,759	76,177

Total assets	136,579	133,959

See accompanying notes to condensed consolidated financial statements.

EURAND N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of euros, except share and per share amounts)

	June 30,	December 31,
	2009	2008
	(Unaudited)	(Note 2)
Liabilities and Shareholders’ Equity

Current Liabilities
Short-term borrowings	114	186
Accounts payable	7,568	9,152
Income taxes payable	905	129
Accrued expenses and other current liabilities	15,958	11,606

Total current liabilities	24,545	21,073

Employee severance indemnities	4,011	4,081
Other non-current liabilities	3,373	2,997
Deferred income taxes	3,428	3,706

Total non-current liabilities	10,812	10,784

Commitments and contingencies (Note 10)

Shareholders’ Equity
Ordinary shares par value €0.01, authorized 130,000,000 shares as of June 30, 2009 and December 31, 2008, 45,755,917 and 45,751,997 issued and outstanding as of June 30, 2009 and December 31, 2008, respectively	458	458
Additional paid-in capital	135,795	134,643
Accumulated deficit	(39,958)	(38,382)
Accumulated other comprehensive income	4,927	5,383

Total shareholders’ equity	101,222	102,102

Total liabilities and shareholders’ equity	136,579	133,959

See accompanying notes to condensed consolidated financial statements.

EURAND N.V.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of euros, except share and per share amounts)

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
Product sales	24,095	20,285	48,098	40,544
Royalties	2,445	1,623	5,298	3,357
Development fees	4,010	1,505	6,312	4,380

Revenues	30,550	23,413	59,708	48,281

Cost of goods sold	(15,565)	(13,510)	(29,810)	(25,554)
Research and development expenses attributable to development fees	(2,211)	(1,093)	(3,823)	(2,335)
Other research and development expenses	(3,173)	(2,849)	(7,900)	(6,095)
Selling, general and administrative costs	(8,492)	(8,240)	(16,650)	(15,833)
Amortization of intangibles	(347)	(319)	(702)	(865)

Operating income (loss)	762	(2,598)	823	(2,401)

Interest income, net	75	113	128	219
Foreign exchange gain (loss), net	(353)	8	(297)	31

Income (loss) before taxes	484	(2,477)	654	(2,151)

Income tax expense	(1,086)	(332)	(2,230)	(1,664)

Net loss	(602)	(2,809)	(1,576)	(3,815)

Net loss per share:
Basic and diluted net loss per share	€(0.01)	€(0.06)	€(0.03)	€(0.09)

Weighted average shares used to compute basic and diluted net loss per share	45,754,727	44,777,100	45,753,725	44,502,925

See accompanying notes to condensed consolidated financial statements.

EURAND N.V.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Six months ended June 30, 2009 and 2008
(In thousands of euros except share amounts)

					Accumulated
					Other
			Additional	Accum-	Compre-	Total
	Common Stock		Paid-in	ulated	hensive	Shareholders’
	Shares	Amount	Capital	Deficit	Income	Equity

As at December 31, 2007	44,034,114	440	130,858	(52,011)	1,780	81,067

Comprehensive loss:
Net loss				(3,815)		(3,815)
Cumulative exchange translation adjustment					(244)	(244)

Comprehensive loss						(4,059)
Stock option compensation			579			579
Employee shares award issuance	26,100	—				—
Exercise of stock options	943,753	10	1,576			1,586

As at June 30, 2008	45,003,967	450	133,013	(55,826)	1,536	79,173

As at December 31, 2008	45,751,997	458	134,643	(38,382)	5,383	102,102

Comprehensive loss:
Net loss				(1,576)		(1,576)
Cumulative exchange translation adjustment					(456)	(456)

Comprehensive income						(2,032)
Stock option compensation			1,152			1,152
Exercise of stock options	3,920	—	—			—

As at June 30, 2009	45,755,917	458	135,795	(39,958)	4,927	101,222

EURAND N.V.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of euros)

	For the six months ended
	June 30,	June 30,
	2009	2008
Operating Activities
Net loss	(1,576)	(3,815)
Adjustments to reconcile net loss to net cash provided by (used in) by operating activities:
Depreciation	3,511	3,268
Amortization	702	865
Loss on disposal of property, plant and equipment	—	134
Unrealized foreign exchange (gains) losses	(58)	945
Stock option compensation expense	1,152	579
Deferred income taxes	21	58
Changes in operating assets and liabilities:
Accounts receivable, net	(4,526)	(2,950)
Inventories, net	(1,359)	(4,305)
Prepaid expenses and other current assets	(1,152)	(134)
Other non-current assets	(67)	18
Accounts payable	(1,578)	1,894
Accrued expenses and other current liabilities	5,955	(75)
Other non-current liabilities	857	(177)
Income taxes	(970)	355

Cash provided by (used in) operating activities	912	(3,340)

Investing Activities
Purchase of marketable securities	(6,189)	—
Maturity of marketable securities	3,832	—
Purchases of property, plant and equipment	(2,258)	(3,959)
Proceeds from disposals of property, plant and equipment	—	2

Cash used in investing activities	(4,615)	(3,957)

Financing Activities
Borrowing on long term credit facility	—	3,000
Repayment of principal on long term debt	—	(250)
Net changes in short term borrowings	(72)	(142)
Exercise of stock options	—	1,586

Cash provided by (used in) financing activities	(72)	4,194

Effect of exchange rates on cash	(53)	99

Decrease in cash and cash equivalents	(3,828)	(3,004)
Cash and cash equivalents at beginning of period	19,146	12,541

Cash and cash equivalents at end of period	15,318	9,537

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data)
1. Description of Business
Eurand N.V. is a holding company formerly known as Eurand B.V., and before that, Eurand Pharmaceuticals Holdings B.V., that was incorporated in The Netherlands as a private company with limited liability in 1984 and converted into a Dutch public limited liability company by notarial deed of conversion executed November 30, 2006. In May 2007, Eurand N.V. completed an initial public offering of its ordinary shares in the United States and its ordinary shares began trading on the NASDAQ Global Market. Eurand N.V.’s principal executive offices are located at Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands, telephone +31 20-673 2744, with operating subsidiaries organized in the United States, Italy, France and Ireland. Eurand N.V. together with its subsidiaries (collectively the “Company”) is a specialty pharmaceutical Company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products, utilizing proprietary pharmaceutical technologies to develop products that it believes will have advantages over existing products or will address unmet medical needs. Through collaboration arrangements, the Company has applied its technologies to drug products in a range of therapeutic areas, including cardiovascular, gastrointestinal, pain, nutrition and respiratory. The Company is developing and commercializing a portfolio of products to address cystic fibrosis and gastrointestinal disorders and, using its own sales and marketing team, is commercializing a portfolio of products for cystic fibrosis patients in the United States.
2. Basis of Presentation
The accompanying unaudited condensed consolidated financial statements of the Company as of and for the three and six months ended June 30, 2009 and 2008, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Regulation S-X of the U.S. Securities and Exchange Commission, consistently applied. The accompanying financial statements are condensed, because certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations, changes in shareholders’ equity and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The Company has evaluated subsequent events through the date and time the financial statements were issued on August 11, 2009. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended December 31, 2008, except as discussed in Application of Accounting Policies to New Activity and Adoption of Accounting Standards below.
The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data)
and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.
Application of Accounting Policies to New Activity
During the six months ended June 30, 2009 the Company increased sales of Pancrelipase, which is sold on different contractual terms compared to other products because it is sold into a different part of the supply chain. Pancrelipase customers have the right to return product and receive a refund, and customarily a right of return is extended to throughout the supply chain.
Differently from other products, revenue for Pancrelipase is not recognized when shipped to customers. Instead, it is deferred to the extent that we are not able to make a reasonable estimate of returns. The Company has established reliable estimates of rates of returns for pancrelipase, using historical returns data of the product when it was marketed and sold by a third party in the same market, and from data of a similar pancrelipase product in the same market. In addition to historical rates of returns, the Company considers levels of inventory in the supply chain and levels of patient consumption, based on third party data. These are monitored in comparison to other products in the same market.
Adoption of New Accounting Pronouncements
The Company has adopted the following new accounting pronouncements in the current fiscal year:
In May 2008, the Financial Accounting Standards Board (“ FASB”) issued FASB Staff Position (FSP) No. 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), which specifies that issuers of these instruments should separately account for the liability and equity components in a manner that reflects the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP No. 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. FSP No. 14-1 is also to be applied retrospectively to all periods presented except if these instruments were not outstanding during any of the periods that are presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. Its adoption had no impact on the Company’s financial position or results of operations.
In December 2007, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on issue No. 07-1, Accounting for Collaborative Arrangements (EITF 07-1). The EITF concluded on the definition of a collaborative arrangement and that revenues and costs incurred with third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF 99-19 and other accounting literature. Based on the nature of the arrangement, payments to or from collaborators would be evaluated and its terms, the nature of the entity’s business, and whether those payments are within the scope of other accounting literature would be presented. Companies are also required to disclose the

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data)
nature and purpose of collaborative arrangements along with the accounting policies and the classification and amounts of significant financial-statement balances related to the arrangements. Activities in the arrangement conducted in a separate legal entity should be accounted for under other accounting literature; however required disclosure under EITF 07-1 applies to the entire collaborative agreement. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and is to be applied retrospectively to all periods presented for all collaborative arrangements existing as of the effective date. Its adoption had no impact on the Company’s financial position or results of operations, as there were no joint operating activity arrangements in which the Company, as an active party to the agreement, was exposed to significant risks and rewards dependent on the commercial success of the activity.
In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS No. 141(R)), which replaces SFAS No. 141, Business Combinations, requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This Statement also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Its adoption did not have a significant impact on the Company’s financial position or results of operations.
In December 2007, FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements (SFAS No. 160), which amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This statement also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income. Changes in a parent’s ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment. The Statement also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 applies prospectively to all entities that prepare consolidated financial statements and applies prospectively for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Its adoption did not have a significant impact on the Company’s financial position or results of operations.

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data)
In April 2009, the FASB issued three related Staff Positions (FSP): (i) FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4), (ii) FSP Statement of Financial Accounting Standard (SFAS) 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, (FSP SFAS 115-2 and SFAS 124-2), and (iii) FSP SFAS 107-1 and Accounting Principles Board (APB) 28-1, Interim Disclosures about Fair Value of Financial Instruments, (FSP SFAS 107 and APB 28-1), each of which will be effective for interim and annual periods ending after June 15, 2009. FSP 157-4 provides guidance on how to determine the fair value of assets and liabilities under SFAS 157 Fair Value Measurements, in the current economic environment and reemphasizes that the objective of a fair value measurement remains the determination of an exit price. For example, if it were to concluded that there had been a significant decrease in the volume and level of activity of an asset or liability in relation to normal market activities, quoted market values might not be representative of fair value and a change in valuation technique or the use of multiple valuation techniques may be appropriate. FSP SFAS 115-2 and SFAS 124-2 modify the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. FSP SFAS 107 and APB 28-1 enhance the disclosure of instruments under the scope of SFAS 157 for both interim and annual periods. The adoption of these Staff Positions did not have a significant impact on the consolidated financial statements of the Company. See Note 3 — “Fair Value Measurements” for the disclosures.
In June 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS 165”). SFAS 165 incorporates the subsequent events guidance contained in the auditing standards literature into authoritative accounting literature. It also requires entities to disclose the date through which they have evaluated subsequent events and whether the date corresponds with the release of their financial statements. SFAS 165 is effective for all interim and annual periods ending after June 15, 2009. The Company adopted SFAS 165 upon its issuance and it had no material impact on the consolidated financial statements of the Company.
Recent Accounting Pronouncements
In April 2009, the FASB issued FSP No. 141R-1 Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (FSP 141R-1). FSP 141R-1 amends the provisions in FASB Statement 141R for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. FSP 141R-1 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria in Statement 141R and instead carries forward most of the provisions in SFAS 141 for acquired contingencies. FSP 141R-1 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect its adoption to have a significant impact on the consolidated financial statements of the Company.

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data)
In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 (“SFAS 166”). SFAS 166 revises SFAS No. 140 and will require entities to provide more information about sales of securitized financial assets and similar transactions, particularly if the seller retains some risk with respect to the assets. SFAS 166 is effective for fiscal years beginning after November 15, 2009. The Company does not expect adoption to have a significant impact on the consolidated financial statements of the Company.
In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”). SFAS 167 amends certain requirements of FASB Interpretation No. 46(R) to improve financial reporting by companies involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. SFAS 167 is effective for fiscal years beginning after November 15, 2009. The Company does not expect adoption to have a significant impact on the consolidated financial statements of the Company.
In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (SFAS No. 168). SFAS No. 168 stipulates the FASB Accounting Standards Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company does not expect adoption to have a significant impact on the consolidated financial statements of the Company.
3. Fair value measurements
The carrying amounts of assets and liabilities measured at fair value on a non-recurring basis, including cash and cash equivalents; accounts receivables, net; accounts payable and short term borrowings as of June 30, 2009 and December 31, 2008, approximate their fair value.
The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short term borrowings are reasonable estimates of their fair values due to the short-term nature of those financial instruments.
The Company holds marketable securities representing U.S. treasury bonds and German government bonds (“BOBL”) classified as “held to maturity”. Held to maturity investments are recorded at cost, adjusted for amortization of premiums and discounts.

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data)

	June 30, 2009		December 31, 2008
	(unaudited)		(note2)
		Fair value		Fair value
		measured at		measured at
		prices quoted		prices quoted
		in active		in active
		markets for		markets for
	Carrying	identical assets	Carrying	identical assets
	value	(Level 1)	value	(Level 1))

Marketable securities	6,174	6,200	3,592	3,592

For marketable securities, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. Level 1 inputs include quoted prices for identical instruments and are observable.
Marketable securities held as of June 30, 2009 and December 31, 2008 all had contractual maturities within one year of the reporting dates.
4. Inventories, net

	June 30,	December 31,
	2009	2008
	(unaudited)	(note 2)
Raw materials	7,460	6,872
Work in progress	3,065	2,565
Finished goods	4,670	4,486

	15,195	13,923

Allowances for obsolescence of inventories were €941 and €1,336 as of June 30, 2009 and December 31, 2008, respectively. Costs related to pre-launch commercial batches of EUR-1008 inventory on hand as at June 30, 2009 have been expensed in cost of goods sold. The related expense for the six months ended June 30, 2009 amounted to €1,570, bringing the cumulative amount expensed as of June 30, 2009 to €3,353. EUR-1008 is awaiting regulatory approval for commercial launch in the United States. An approvable letter was received from the U.S. Food and Drug Administration in June 2008; however the timing of the final approval is not certain enough to allow a determination that these costs will be recovered.

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data)
5. Prepaid Expenses and Other Current Assets

	June 30,	December 31,
	2009	2008
	(unaudited)	(note 2)
Litigation settlement receivable - current portion	3,651	3,644
Prepayments	2,287	1,429
Recoverable amounts for income taxes	349	353
Recoverable amounts for other taxes	825	667

	7,112	6,093

6. Other Non Current Assets

	June 30,	December 31,
	2009	2008
	(unaudited)	(note 2)
Litigation settlement receivable - non-current portion	3,651	3,644
Other	23	23

	3,674	3,667

7. Income taxes
The major reconciling items between the income taxes computed at the Dutch statutory tax rate of 25.5% and the effective tax rate for the six months ended June 30, 2009 and 2008 are the increase in the valuation allowance recorded on net operating losses (“NOLs”) incurred by certain of our subsidiaries and the effect of Imposta Regionale sulle Attività Produttive (“IRAP tax”) in Italy.
The IRAP tax is an Italian regional tax on productive activities, and has a statutory rate of 3.9%. The IRAP tax base is similar to the corporate tax base, however deduction of interest and most labor costs is not permitted. The IRAP tax is not deductible for corporate tax purposes.

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data)
8. Accrued Expenses and Other Current Liabilities

	June 30,	December 31,
	2009	2008
	(unaudited)	(note 2)
Accrued expenses	4,947	2,867
Deferred revenues	3,108	526
Social security and other contributions	1,236	1,711
Taxes, other than income taxes	656	1,186
Deferred payments for acquisition	1,061	1,078
Accrued employee compensation	4,950	4,238

	15,958	11,606

9. Shareholders’ Equity
Share Capital
During the six months ended June 30, 2009 and 2008, the Company issued 3,920 and 943,753 ordinary shares, respectively, in order to satisfy its obligation on the exercise of employee stock options.
Equity Based Compensation
Certain employees of the Company participate in the Eurand N.V. Equity Compensation Plan (the “Plan”) for which a maximum of 9,735,224 ordinary shares have been authorized for grants of options and other share awards by the Company. The Plan, amended, restated and adopted on May 30, 2008 and amended on November 5, 2008 is an amendment and restatement of the Eurand N.V. Equity Compensation Plan amended, restated and adopted on August 29, 2007, which in turn was an amendment and restatement of the Eurand N.V. 1999 Stock Option Plan.
The criteria for measurement of option value, and consequently the commencement of the amortization of the expense, were met for 254,000 and 591,500 options, respectively, during the six months ended June 30, 2009 and 2008.
10. Commitments and Contingencies
The Company is involved in legal proceedings arising in the normal course of business. Management believes that, based on advice of legal counsel, the outcome of these proceedings will not have a material adverse effect on the Company’s consolidated financial statements.

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data)
11. Per Share Information
In accordance with SFAS 128, Earnings per Share, the Company has reported both basic and diluted net loss per share. The computation of diluted net loss per share did not assume the effect of shares issuable upon the exercise of stock options as their effects are anti-dilutive.
12. Geographic revenues
Revenues based on the country in which the recipient of the product or service is resident, are as follows:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
U.S.A	16,814	10,356	32,894	24,509
Germany	3,062	4,414	6,040	8,126
United Kingdom	2,382	2,022	4,827	4,419
Japan	1,394	1,192	2,527	2,198
Italy	1,269	2,040	2,686	2,907
Spain	1,037	276	1,459	541
Switzerland	915	643	2,262	1,170
Canada	804	421	1,206	681
France	545	642	1,461	931
Netherlands	471	437	1,080	752
Other	1,857	970	3,266	2,047

	30,550	23,413	59,708	48,281

The Netherlands is the Company’s country of domicile.

Operating and Financial Review and Prospects
You should read the following discussion and analysis in conjunction with our condensed consolidated financial statements and the related notes to our condensed consolidated financial statements and the other financial information appearing elsewhere in this report. Except for historical information contained herein, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed below. Accordingly, investors should not place undue reliance upon our forward-looking statements. See “Risk Factors” beginning on page 5 of our Annual Report on Form 20-F for the year ended December 31, 2008, filed on March 31, 2009, as well as the section entitled “Forward-Looking Statements” in this report for a discussion of these risks and uncertainties. Our reporting currency is the euro. See “Exchange Rate Information” for more detailed information.
Business Update
Product Development Pipeline Updates
EUR-1048 — Lamictal® ODT™ (lamotrigine) Orally Disintegrating Tablets
The U.S. Food and Drug Administration (FDA) approved EUR-1048, LAMICTAL ODT (lamotrigine) Orally Disintegrating Tablets for the treatment of Bipolar I disorder and seizures. Co-developed by Eurand and GlaxoSmithKline, LAMICTAL ODT uses Eurand’s AdvaTab® orally disintegrating tablet and Microcaps® taste-masking technologies. LAMICTAL ODT was launched by GSK in late June. In addition to receiving an undisclosed milestone payment upon launch, Eurand will earn revenue for manufacturing LAMICTAL ODT tablets for GSK, royalties on net sales of the product and milestone payments in connection with LAMICTAL ODT achieving predetermined sales levels in the United States.
PARACETAMOL ODT Orodispersible Tablets
The Dutch Medicines Evaluation Board (MEB) informed the Company that the Decentralized Procedure (DCP) for registration of Paracetamol 250 and 500 mg Orodispersible Tablets in six EU countries has been successfully completed. In addition to The Netherlands, which acted as the reference member state, the DCP involved the United Kingdom, Germany, France, Italy and Spain. The product has since been approved in the U.K., and formal approval is now expected in each of the other countries by the end of 2009. Eurand is actively seeking a partner to market and distribute Paracetamol ODT in these countries. Like Lamictal ODT, Paracetamol ODT uses Eurand’s AdvaTab orally disintegrating tablet and Microcaps taste-masking technologies.
EUR-1008 — ZENPEP™ (pancrelipase capsules)
The FDA had extended the review date to late third quarter 2009 for Eurand’s New Drug Application (NDA) for ZENPEP for the treatment of exocrine pancreatic insufficiency (EPI). The FDA required no new information but requested additional time to review the NDA.
Eurand has signed a commercialization and supply agreement with Samil Pharmaceutical Co., Ltd. under which Samil will have exclusive marketing and distribution rights to ZENPEP in South Korea.

EUR-1025 — Once-Daily Formulation of Ondansetron
Eurand has disclosed positive results of two pivotal pharmacokinetic studies demonstrating bioequivalence of EUR-1025, a proprietary once-a-day oral modified-release formulation of ondansetron to an 8 mg dose of the anti-emetic drug Zofran® (ondansetron). Data from these studies showed that single and repeated oral administrations of 24 mg of EUR-1025 once a day resulted in similar rate and extent of exposure as 8 mg of Zofran dosed three times a day. Based on these results, the Company expects that EUR-1025 has a similar efficacy and safety profile as 8 mg Zofran dosed three times a day, pending further confirmatory analysis. Eurand has scheduled a meeting with the FDA in the fourth quarter of 2009 to discuss the data and its plans for clinically differentiating EUR-1025 from the 8 mg Zofran.
EUR-1000 — Generic Formulation of Inderal® LA (propranolol)
Based upon recent communications with the FDA regarding EUR-1000, Eurand now expects that approval could be delayed until 2010. A GSK-partnered product, EUR-1000 is a bioequivalent formulation of INDERAL® LA, which is indicated for treatment of hypertension and migraine.
Forward Looking Statements
This report contains forward-looking statements. The forward-looking statements are contained primarily in the section entitled “Operating and Financial Review and Prospects”. All statements in this document that are not statements of historical fact are forward looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. In addition to the risks and uncertainties included in this Report on Form 6-K, other factors that could cause our actual results or actual outcomes to differ materially from those expressed in or implied by such forward-looking statements include, but are not limited to:
•	our ability to market, commercialize and achieve market acceptance for any of the products that we are developing, commercializing or may develop or commercialize in the future, including the growth, establishment or acquisition of specialty sales, marketing and distribution capabilities in the United States to commercialize products;

•	the expected timing, costs, progress or success of any of our preclinical and clinical development programs, regulatory approvals, or commercialization efforts;

•	delays in obtaining, or a failure to obtain and maintain, regulatory approval for our product candidates, including, but not limited to, our lead product candidate, EUR-1008;

•	the possibility the FDA may continue to extend the deadline for seeking or receiving a new drug application, or NDA, and/or not withdraw existing pancreatic enzyme products, or PEPs, from the U.S. market that do not receive approval for NDAs by the then applicable deadline;

•	our ability to continue to successfully manufacture our existing products;

•	the potential advantages of our products or product candidates over other existing or potential products;

•	our ability to enter into any new co-development or licensing agreements or to maintain any existing co-development or licensing agreements with respect to our product candidates or products;

•	our ability to effectively maintain existing licensing relationships and establish new licensing relationships;

•	the expense, time and uncertainty involved in the development of our product candidates, some or all of which may never reach the regulatory approval stage;

•	our reliance on collaboration partners and licensees, to obtain and maintain regulatory approval for certain of our products and product candidates, and to commercialize such products;

•	our ability to compete in the pharmaceutical industry;

•	our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;

•	the continuation of product sales by our collaborators and licensees;

•	a loss of rights to develop and commercialize our products under our license and sublicense agreements;

•	a loss of any of our key scientists or management personnel;

•	our estimates of market sizes and anticipated uses of our product candidates;

•	our estimates, and the estimates of others, including research analysts, of our future performance; and

•	our estimates, and the estimates of others, including research analysts, regarding our anticipated future revenue, expenses, operating losses, capital requirements and our needs for additional financing.
Presentation of Financial information
We prepared our financial statements included in this report in euro in accordance with U.S. GAAP. References to “U.S. dollars,” “dollars,” “U.S. $” or “$” in this report are to the currency of the United States and references to “euro”, “(euro)” or “€“ are to the single currency of the European Union.
Exchange Rate Information
We prepare our consolidated financial statements in euros.
Fluctuations in the exchange rates between the euro and the dollar will affect the dollar amounts received by owners of our shares on payment of dividends, if any, paid in euros. Moreover, such fluctuations may also affect the dollar price of our shares on the NASDAQ Global Market.
The following table sets forth information regarding the exchange rates of U.S. dollar per euro for the periods indicated. Average rates are calculated by using the average of the closing noon buying rates on each day during the periods presented.

	High	Low	Average	Period End

Three months ended
March 31, 2008	1.5805	1.4495	1.5007	1.5805
June 30, 2008	1.6010	1.5368	1.5625	1.5748
September 30, 2008	1.5923	1.3939	1.5030	1.4081
December 31, 2008	1.4358	1.2446	1.3202	1.3919
March 31, 2009	1.3946	1.2547	1.3035	1.3261
June 30, 2009	1.4270	1.2903	1.3619	1.4020

Six months ended June 30,
2008	1.6010	1.4495	1.5321	1.5748
2009	1.4270	1.2547	1.3334	1.4020

Month in 2009
January	1.3946	1.2804	1.3244	1.2804
February	1.3064	1.2547	1.2797	1.2662
March	1.3730	1.2549	1.3050	1.3261
April	1.3458	1.2978	1.3214	1.3244
May	1.4126	1.3267	1.3646	1.4126
June	1.4270	1.3784	1.4014	1.4020
July	1.4279	1.3852	1.4092	1.4279
Results of Operations
This section discusses our operating results.
Six months ended June 30, 2009 compared to the six months ended June 30, 2008
The following table shows how revenues for the six months ended June 30, 2009 changed compared to the same period in 2008.

	Six months ended June 30,
			Increase (decrease) compared to
	2009	2008	previous period
	(euros in thousands, except percentages)
Product sales	48,098	40,544	7,554	19%
Royalty income	5,298	3,357	1,941	58%
Development fees	6,312	4,380	1,932	44%

Total revenues	59,708	48,281	11,427	24%

Revenues. Our total revenues were €59.7 million for the six months ended June 30, 2009, compared to €48.3 million for the same period in 2008, an increase of €11.4 million or approximately 24%. The increase was primarily due to sales of our low cost pancrelipase formulation which we sell in the U.S. market, together with higher royalties from Amrix (a product sold by Cephalon Inc.) and higher development fees. This growth was positively affected by changes in exchange rates, which increased the reported revenue figure by approximately €5.3 million for the six months ended June 30, 2009. If we excluded these effects the increase in revenues would have been approximately 13%.
Our product sales were €48.1 million for the six months ended June 30, 2009, an increase of €7.6 million or approximately 19% compared to the same period in 2008. The increase was primarily due to sales of the low cost pancrelipase formulation mentioned above. The increase in product sales growth would have been €3.5 million or approximately 9% if positive currency effects worth €4.1 million were excluded.
Our royalties were €5.3 million for the six months ended June 30, 2009, an increase of €1.9 million or approximately 58%, due mainly to increased royalties from Amrix® and in part to positive foreign currency effects of approximately €668,000.
Our development fees were €6.3 million for the six months ended June 30, 2009 compared to €4.4 million for the same period in 2008, an increase of €1.9 million, or approximately 44%, which was positively affected by foreign exchange effects of approximately €591,000. Our development fees may fluctuate significantly from quarter to quarter depending on when certain milestone fees are earned.
Cost of Goods Sold. Our cost of goods sold was €29.8 million for the six months ended June 30, 2009 compared to €25.6 million for the same period in 2008, representing an increase of €4.2 million, or approximately 17%. If foreign exchange effects of approximately €2.1 million were excluded then the increase would have been approximately €2.1 million or 8%, compared to the previous year, similar to the percentage growth rate of product sales of 9% excluding the effects of foreign exchange. This was because improved sales of higher margin products substantially offset costs related to pre-launch production of Zenpep®, which were €1.0 million higher than a year ago. Cost of goods sold as a percentage of product sales was 62.0% compared to 63.0% in the same period of 2008.
Research and Development Expenses. Research and development expenses were €11.7 million for the six months ended June 30, 2009 compared to €8.4 million for the same period in 2008, representing an increase of €3.3 million, primarily due to increased product development costs, lower government grants and approximately €1.0 million attributable to the effects of changes in foreign exchange rates.
Selling, General and Administrative Expenses. Selling, general and administrative expenses were €16.7 million for the six months ended June 30, 2009 compared to €15.8 million for the same period in 2008, representing an increase of €817,000, or approximately 5%, which is explained by foreign currency effects, which increased the expenses by approximately €1.2 million, offset lower by lower legal costs, primarily related to the litigation between the company and UCB which was settled in the second half of 2008.
Income tax expense. For the six months ended June 30, 2009, we recorded income taxes of €2.2 million on pre-tax income of €654,000. In the six months ended June 30, 2008, we recorded income taxes of approximately €1.7 million on a pre-tax loss of €2.2 million. Our taxes do not correlate directly to our consolidated income and loss before tax because, primarily, we are subject to certain local income taxes in Italy for which most labor and financial costs are non-deductible, and we have recorded valuation allowances to offset the benefits of tax loss carryforwards in certain operating subsidiaries that operated at a loss during the periods. In 2009 we partially reduced the valuation allowance to offset taxes on profits for the amount of loss carryforwards that are expected to be utilized in Italy and in the Netherlands.
Three months ended June 30, 2009 compared the three months ended June 30, 2008
The following table shows how revenues for the three months ended June 30, 2009 changed compared to the same period in 2008.

	Three months ended June 30,
			Increase (decrease) compared to
	2009	2008	previous period
	(euros in thousands, except percentages)
Product sales	24,095	20,285	3,810	19%
Royalty income	2,445	1,623	822	51%
Development fees	4,010	1,505	2,505	166%

Total revenues	30,550	23,413	7,137	31%

Revenues. Our total revenues were €30.6 million for the quarter ended June 30, 2009, an increase of €7.1 million or approximately 31%. The increase is primarily explained by higher sales of our low cost pancrelipase formulation which we sell in the U.S. market, higher development fees and higher royalties from Amrix® sold by Cephalon Inc. This growth was positively affected by changes in exchange rates which increased the reported revenue figure by approximately €2.7 million for the quarter ended June 30, 2009. If we excluded these effects, the increase in revenues would have been approximately 19%.
Our product sales were €24.1 million for the quarter ended June 30, 2009, an increase of €3.8 million or approximately 19% compared to the same period in 2008. The increase was due to higher sales of the low cost pancrelipase formulation mentioned above and approximately €2.0 million of positive currency effects.
Our royalties were €2.4 million for the quarter ended June 30, 2009, an increase of €822,000, or approximately 51%, due primarily to increased royalties from Amrix® and in part to positive foreign currency effects of approximately €314,000.
Our development fees were €4.0 million for the quarter ended June 30, 2009 compared to €1.5 million for the same period in 2008, an increase of €2.5 million which was primarily due to recognition of milestone fees. Our development fees fluctuate significantly from quarter to quarter depending on when milestone fees are earned.
Cost of Goods Sold. Our cost of goods sold was €15.6 million for the quarter ended June 30, 2009 compared to €13.5 million for the same period in 2008, representing an increase of €2.1 million or approximately 15%. The increase is primarily due to costs related to pre-launch production of Zenpep®, which were €1.3 million higher than in the same period in 2008, and foreign exchange effects. Cost of goods sold as a percentage of product sales was 64.6% compared to 66.6% in the same period of 2008.
Research and Development Expenses. Research and development expenses were

€5.4 million for the quarter ended June 30, 2009 compared to €3.9 million for the same period in 2008, representing an increase of €1.5 million or 37%. The increase is due to increased product development costs and lower government grants, as well as approximately €474,000 resulting from changes in foreign exchange rates.
Selling, General and Administrative Expenses. Selling, general and administrative expenses were €8.5 million for the quarter ended June 30, 2009 compared to €8.2 million for the same period in 2008, representing an increase of €252,000 or approximately 3%, which is explained by foreign currency effects, which increased the expenses by approximately €608,000, offset by lower legal costs, primarily related to the litigation between the company and UCB which was settled in the second half of 2008.
Income tax expense. For the quarter ended June 30, 2009, we recorded income taxes of €1.1 million on pre-tax income of €484,000. In the quarter ended June 30, 2008, we recorded income taxes of approximately €332,000 on a pre-tax loss of €2.5 million. Our taxes do not correlate directly to our consolidated income and loss before tax because, primarily, we are subject to certain local income taxes in Italy for which most labor and financial costs are non-deductible, and we have recorded valuation allowances to offset the benefits of tax loss carryforwards in certain operating subsidiaries that operated at a loss during the periods. In the quarter ended June 30, 2009, we partially reduced the valuation allowance to offset taxes on profits for the amount of loss carryforwards that are expected to be utilized in Italy and in the Netherlands.
Changes in Financial Position
Cash and cash equivalents. Cash and cash equivalents were approximately €15.3 million as of June 30, 2009 compared to €19.1 million as of December 31, 2008. Our cash and cash equivalents decreased due to net investments of €4.6 million which more than offset cash provided by operating activities in the period of €912,000.
Total shareholders’ equity. Our shareholders’ equity decreased from €102.1 million on December 31, 2008 to €101.2 million on June 30, 2009, primarily as a result of net losses in the period.
Off Balance Sheet Arrangements
As of June 30, 2009, we did not have any off balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk
Exchange Rate Risk
Our European operations use the euro as the functional currency, and our U.S. operations use the U.S. dollar as the functional currency. We express our consolidated financial statements in euros. Our European operations transact business in euros primarily with European customers, with the notable exception of Axcan, our largest customer, and our U.S. operations transact business in U.S. dollars primarily with U.S. customers. We recognize the cumulative effect of foreign currency translations as a separate component of shareholders’ equity.
A hypothetical 10% appreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have decreased our pre-tax earnings by approximately €721,000 for the six months ended June 30, 2009. Conversely, a hypothetical 10% depreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have increased our pre-tax earnings by approximately €881,000 for the six months ended June 30, 2009.
Impact of Inflation
We do not believe that inflation has had a material effect on our business, results of operations or financial condition for any of the periods discussed or that inflation will affect us to a different extent than it affects the general economy.

PART II. OTHER INFORMATION
Item 1A. Risk Factors
There have been no material changes from the risk factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008.
Submission of Matters to a Vote of Security Holders
Our general meeting of stockholders, or the Annual Meeting, was held on June 4, 2009. There were present at the Annual Meeting in person or by proxy stockholders holding an aggregate of 40,766,290 ordinary shares out of a total number of 45,753,997 ordinary shares issued and outstanding and entitled to vote at the meeting.
The matters that were voted on at the Annual Meeting were:
(A) the adoption of the Company’s Annual Accounts for the financial year 2008;
(B) the grant of discharge to the directors in respect of their management during the previous financial year;
(C) the assignment of Ernst & Young to serve as the Company’s independent auditor for the year ending December 31, 2009;
(D) the amendment to the Company’s articles of association and designation of each of the Company’s directors and each lawyer working at NautaDutilh N.V. to implement the amendment to the articles of association;
(E) the authorization to the board of directors to issue shares, to grant rights to acquire shares and to exclude or restrict pre-emptive rights;
(F) the authorization to acquire shares in the Company’s own capital;
(G) the approval of the profile of the board of directors;
(H) the approval of the increase in the number of directors on the Company’s board of directors and the appointments of Dr. Simon Turton and Mr. Jonathan J. Cosgrave as non-executive directors;
(I) the approval of the compensation of the new non-executive members of the board of directors for the year ending December 31, 2009 and the grant of stock options to certain other non-executive directors;

The results of the votes of the Annual Meeting were as follows:

	Number of Ordinary Shares
Proposal	For	Against	Abstain
Proposal to adopt the Company’s Annual Accounts for the financial year 2008	40,346,732	225	419,333
Proposal to grant of discharge to the directors in respect of their management during the previous financial year	40,749,500	15,190	1,600
Proposal to assign Ernst & Young to serve as the Company’s independent auditor for the year ending December 31, 2009	40,765,990	300	0
Proposal to amend the Company’s articles of association and designate of each of the Company’s directors and each lawyer working at NautaDutilh N.V. to implement the amendment to the articles of association	40,711,300	10,290	44,700
Proposal to authorize to the board of directors to issue shares, to grant rights to acquire shares and to exclude or restrict pre-emptive rights;	36,359,181	4,281,344	125,765
Proposal to authorize the Company to acquire shares in its own capital	38,542,517	2,083,508	140,265
Proposal to approve the profile of the board of directors;	40,764,465	725	1,100
Proposal to approve the increase in the number of directors on the Company’s board of directors and appoint Dr. Simon Turton and Mr. Jonathan J. Cosgrave as non-executive directors	40,550,922	214,768	600
Proposal to approve the compensation of the new non-executive members of the board of directors for the year ending December 31, 2009 and the grant of stock options to certain other non-executive directors	38,748,962	1,959,828	57,500

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 11, 2009

EURAND N.V. (Registrant)
By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer and Secretary